SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. __ /*/

Emgold Mining Corporation

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

290928308

(CUSIP Number)

Kenneth J. Gerbino
9595 Wilshire Boulevard, Suite 303
Beverly Hills, California 90212
(310) 550-6304

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

/*/    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 290928308

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Gerbino Gold Group, LLC (EIN # 95-4580110)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,276,626
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,276,626
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,276,626
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2%
14.	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP NO. 290928308

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Kenneth J. Gerbino
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,276,626
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,276,626
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,276,626
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2%
14.	TYPE OF REPORTING PERSON IN

ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the Common Shares, without par value (the "Common Stock"), of Emgold Mining Corporation (the "Issuer").  The address of the principal executive office of the Issuer is Suite 1400, 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1.

ITEM 2.	IDENTITY AND BACKGROUND.

This Schedule 13D is being filed by is being filed by (i) Gerbino Gold Group, LLC, a California limited liability company (“GGG”), and (ii) Kenneth J. Gerbino, a U.S. citizen (“Gerbino”; together with GG, the “Reporting Persons”).  Gerbino is the manager of GGG and may therefore be deemed to have beneficial ownership of the shares of Common Stock covered by this Schedule 13D.  The address of each Reporting Person’s principal office is 9595 Wilshire Boulevard, Suite 303, Beverly Hills, California 90212.  Each Reporting Person’s principal business is financial investing.

During the last five years, neither Reporting Person has been convicted in a criminal proceeding.

During the last five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The purchases of the shares of Common Stock to which this Schedule 13D relates were made using the general working capital of GGG.  The amount of funds used for such purchases was an aggregate of  $1,168,161.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons are currently holding the Issuer’s securities being reported hereunder for investment purposes.  The Reporting Persons do not have any plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.  Consistent with the Reporting Persons’ investment purposes, the Reporting Persons reserve the right to acquire additional shares of the Issuer’s Common Stock or dispose of shares of the Issuer’s Common Stock at any time and from time to time in the open market, through privately negotiated transactions or otherwise, depending on market conditions and other investment considerations.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)   Each Reporting Person beneficially owns 5,276,626 shares of Common Stock of the Issuer (of which 2,890,912 are issued and outstanding and 2,385,714 are issuable upon the exercise of Warrants).  All of such beneficially owned shares of Common Stock are directly owned by GGG and may be deemed to be beneficially owned by Gerbino.  Based on a total of 23,730,295 outstanding shares of Common Stock of the Issuer (according to information provided by the Issuer on its website) and further in accordance with the beneficial ownership rules, the shares of Common Stock of the Issuer beneficially owned by the Reporting Persons represent approximately 20.2% of the Issuer’s Common Stock.

(b)   GGG has sole voting power and sole dispositive power with respect to the 5,276,626 shares of Common Stock of the Issuer beneficially owned by it.  Gerbino has the shared power to direct the vote and the shared power to direct the disposition of the 5,276,626 shares of Common Stock which may be deemed to be owned beneficially by him.

(c)   During the past sixty days, the Reporting Persons have made the following transactions in the Common Stock of the Issuer:

On August 13, 2010, GGG purchased from the Issuer in a private placement 1,785,714 shares of Common Stock and Warrants to purchase 1,785,714 shares of Common Stock at an exercise price of $0.35 per share.  The aggregate purchase price for such purchase was $250,000.

(d)   Not applicable.

(e)   Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships between the Reporting Person and any person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:  Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2010

GERBINO GOLD GROUP, LLC

By:	/s/ Kenneth J. Gerbino
Kenneth J. Gerbino, Manager

/s/ Kenneth J. Gerbino
Kenneth J. Gerbino

ATTENTION:  INTENTIONAL  MISSTATEMENTS  OR OMISSIONS OF FACT CONSTITUTE  FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

Exhibit A

Agreement of Joint Filing of Schedule 13D

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the ownership by each of the undersigned of shares of Common Stock of the Issuer.

Dated: October 4, 2010

GERBINO GOLD GROUP, LLC

By:	/s/ Kenneth J. Gerbino
Kenneth J. Gerbino, Manager

/s/ Kenneth J. Gerbino
Kenneth J. Gerbino